Exhibit 99.6

FOR IMMEDIATE RELEASE

Venezuela: First Zuata Sweet Syncrude Production from Sincor

Paris, March 18, 2002 – TotalFinaElf announces first production of Zuata Sweet syncrude from the Jose upgrader facility on the Caribbean coast, as part of the Sincor Project.

TotalFinaElf is the main shareholder in the project consortium, with a 47% interest. Its partners are state-owned Petroleos de Venezuela SA (PDVSA) and Statoil, holding interests of 38% and 15% respectively.

Following this latest milestone, the entire Sincor integrated chain is now on stream, with the objective of producing at its plateau, 180,000 b/d of high quality 32° API syncrude with a very low sulphur content, from a feed-stock of 200,000 b/d, 8-8.5° API extra-heavy oil produced in the Zuata region of the Orinoco Belt. The contract covers a production period of 35 years.

The first shipment of Zuata Sweet is planned to sail before the end of March from the Jose terminal to the TotalFinaElf Port Arthur refinery on the United States Gulf coast. Regular deliveries to the market will start in April 2002 and will increase gradually over the following months.

The start-up of Sincor syncrude production at the Jose upgrader, one of the largest facilities of its kind in the world, was achieved only 42 months after the project sanction. Overall investment in the project totalled $4.2 billion, in line with the budget announced.

For more information, please consult our Sincor web-magazine at:
www.totallfinaelf.com/webzin/anglais/index.htm